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                             January 20, 2022

       David Chen
       President
       808 Renewable Energy Corporation
       850 Tidewater Shores Loop, Suite 402
       Bradenton, Florida 34208

                                                        Re: 808 Renewable
Energy Corporation
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed December 30,
2021
                                                            File No. 000-56313

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G Filed December 30, 2021

       Item 2. Financial Information
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       15

   1. We note that you have used the term predecessor in your disclosures in MD&A and in the financial statements on
pages F-1 through F-12 to refer to 808 Renewable Energy
                                                        Corporation prior to
its acquisition of Silverlight Aviation LLC on March 15, 2021.

                                                        However, in comment 14
of our August 16, 2021 letter, we explained that Silverlight
                                                        Aviation LLC would be
considered the predecessor based on the definition in Rule 12b-2 of Regulation 12B, and
that you would need to include financial statements of this entity that include the
interim period up to the date of acquisition.

                                                        The financial
statements that you have provided for Silverlight Aviation LLC on pages F-
 David Chen
FirstName  LastNameDavid Chen
808 Renewable  Energy Corporation
Comapany
January 20,Name808
            2022    Renewable Energy Corporation
January
Page 2 20, 2022 Page 2
FirstName LastName
         13 through F-22 extend beyond the date of acquisition to September 30, 2021, and thereby duplicate the activity reported in the financial statements on pages F-1 through F-12, subsequent to the acquisition.

         Please amend your filing to address the following points.

                Revise all disclosures and labels on tabular information throughout the filing as necessary to identify Silverlight Aviation LLC as the predecessor rather than 808
              Renewable Energy Corporation.

                Revise the financial statements on pages F-13 through F-22, and the disclosures in
              MD&A referencing activity reported in those financial statements, to utilize an appropriate cut-off date for the interim period, to include activity up to the date of acquisition but not beyond the date of acquisition.
2. Please confirm that you understand that your annual report on Form 10-K for the year ended December 31, 2021 will need to include financial statements of the entities and for the periods described below, all of which will need to be audited and accompanied by appropriate notes to the financial statements and audit opinions.

                808 Renewable Energy Corporation (including Silverlight Aviation LLC from the date of acquisition) covering the year ended December 31, 2021

                Silverlight Aviation LLC, covering the period from January 1, 2021 up to the date of acquisition

                Silverlight Aviation LLC, covering the year ended December 31, 2020
Item 6. Executive Compensation, page 29

3. Please revise to include executive compensation for your fiscal year ended December 31,
         2021.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 31

4. Revise to update information in this section. See Item 201 of Regulation S-K.
General, page F-5

5. Please revise the financial statements on pages F-1 through F-12 as necessary to address the following points.

                Remove predecessor labeling that refers to 808 Renewable Energy Corporation during the period prior to its acquisition of Silverlight Aviation LLC.

                Specify the dates associated with columns segmenting your results of operations for
 David Chen
FirstName  LastNameDavid Chen
808 Renewable  Energy Corporation
Comapany
January 20,Name808
            2022    Renewable Energy Corporation
January
Page 3 20, 2022 Page 3
FirstName LastName
              2021 on page F-3 if such segmentation is retained.

                Modify disclosure in Note 5 to differentiate between information that relates to
              Silverlight Aviation LLC, as predecessor, prior to your acquisition and any subsequent developments pertaining to loans that you assumed on March 15, 2021.
              For example, provide details about the loan forgiveness mentioned on page 19.

                Reconcile disclosure on page F-12 stating that you have 139,522,142 and zero shares issued and outstanding as of September 30, 2021 and December 31, 2020, with the
              1,395,221,422 and 196,721,427 outstanding shares that you report as of these dates on pages F-2 and F-4.
6. Please revise your interim Statement of Cash Flows on page F-5, along with any related accounting and disclosures, as necessary to resolve the following discrepancies.

                The $118,378 net loss utilized in the operating cash flow reconciliation does not agree with the $68,378 net loss reported for the corresponding period in your
              Statements of Operations on page F-3.

                The summation of amounts shown within the operating cash flow reconciliation does not agree with the total.

                The $116,536 cash outflow reported for purchase of molds and assets does not agree with the $150,000 payment that you indicate was made for Trike related assets acquired from Atelier de Motelage RB, Inc. in Note 1 on page F-6.

                The $229,506 net cash outflow reported for the purchase of subsidiary does not agree with the $281,221 net figure that you indicate was paid to acquire Silverlight
              Aviation LLC in Note 4 on page F-10, but instead equates to the net liabilities assumed. If the current assets of $718,779 reported on page F-10 does not represent cash held by Silverlight Aviation LLC on the date of acquisition, revise to clarify as requested in prior comment three.

                The $37,673 cash outflow for net payments related to the Paycheck Protection
              Program (PPP) does not correspond to any related details disclosed in Note 5 on page
              F-11, and appears to encompass the $38,011 gain that you mention on page 19, which would not be correctly reported as a cash outflow.

                The summation of amounts shown as financing activities will need to be corrected if you have not repaid the PPP loan.

                Disclose the terms of the arrangement associated with the $106,028 financing cash inflow and capital contribution that you identify as an initial investment in Silverlight
              Electric Vehicles, and file the agreement as an exhibit.
 David Chen
808 Renewable Energy Corporation
January 20, 2022
Page 4
Financial Statements - Silverlight Aviation LLC, page F-13

7. Please revise the financial statements on pages F-13 through F-22 insofar as these relate to the interim period subsequent to December 31, 2020, as necessary to include activity up to the date of being acquired but not beyond. In connection with the foregoing also address the following points.

             Ensure that total assets reported as of the interim date equate with the sum of total liabilities and equity as of the same date.

             Correct the amount of income reported in the Statement of Stockholders' Equity for the interim period ended September 30, 2020 on page F-17 as necessary to agree with the corresponding measure reported on page F-16.

             Explain how your disclosure on page F-16 of a weighted average number of common shares of 8,033,606,763 reconciles with your Statement of Stockholders' Equity on page F-17, where you report that you have not issued any common shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Chen
                                                             Division of
Corporation Finance
Comapany Name808 Renewable Energy Corporation
                                                             Office of Energy &
Transportation
January 20, 2022 Page 4
cc:       Jeffrey M. Stein, Esq.
FirstName LastName